September 20, 2012

Re:	Banco Bilbao Vizcaya Argentaria, S.A. Form 20-F for Fiscal Year Ended December 31, 2011 Filed April 26, 2012 File No. 001-10110
Mr. Hugh West
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. West:

Thank you for your letter dated July 31, 2012, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2011 (the “2011 Form 20-F”) of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, also referred to in this letter as the “Company” and “we”).

We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s July 31, 2012 comment letter in bold text.

In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

•	BBVA is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	BBVA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-537-5928 or fax: 011-34-91-537-6766, or our counsel, Michael J. Willisch of Davis Polk & Wardwell LLP, at 011-34-91-768-9610 or fax: 011-34-91-768-9710.

Very truly yours, /s/ Eduardo Ávila Zaragoza
Eduardo Ávila Zaragoza Chief Accounting Officer

ANNEX A

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 4. Information on the Company, page 21

B. Business Overview, page 23

Business Areas, page 23

1.
We note that for some of your segments, assets have not increased significantly or have decreased while the economic capital allocated has increased significantly. Conversely, we also note that for other segments, the assets have increased at greater rates than the assigned economic capital. Please revise your future filings to discuss the reasons for these trends between periods. For example, explain whether trends relate to the credit quality of loans in each segment which require more or less economic capital, or for some other reason.

Response:

We acknowledge the Staff’s comment and we supplementally advise the Staff that we will include disclosure similar to that included below, updated as appropriate, in future 20-F filings:

“Given the business model of the BBVA Group, the economic capital allocated to our business segments is mainly determined by the credit risk arising from loans and advances to customers. Accordingly, changes in the amounts of allocated economic capital are mainly related to the evolution of such portfolios.

In particular, economic capital allocated to Spain grew in 2011 as a result of the deterioration of the loan portfolio due to the deterioration of the country’s macroeconomic condition.

In Eurasia, allocated economic capital increased in 2011 as a result of the acquisition of Garanti and the increase in our participation in CNCB in 2011. With respect to CNCB, as our investment is accounted for using the equity method, the related increase in the amount of allocated economic capital related to an increase in market risk, rather than to an increase in credit risk.

In Mexico, allocated economic capital increased in 2011 as a result of a change in the loan portfolio mix, with portfolios with greater capital consumption (mainly consumer credit, which grew by 23.6%) growing faster than portfolios with lower capital consumption (primarily our wholesale portfolio, which grew by 3.7%).

In the United States, allocated economic capital increased in 2011 as a result of a change in the loan portfolio mix, primarily as a result of decreased lending to high rated corporates (whose capital consumption is lower) and an increase in our residential real estate and commercial portfolios (which grew by 24.0%  and 22.9%, respectively).

In South America, the consumption of capital by our bank business in 2011 was in line with the growth of loans and advances to customers during such year (capital consumption increased by 27.6%, while loans and advances to customers grew by 28.6%). The amount of economic capital allocated to our South America segment does not reflect capital consumption by our pension and insurance business in Argentina, as such business in not included in our consolidation perimeter.”

Item 5. Operating and Financial Review and Prospects, page 66

Overview, page 66

Critical Accounting Policies, page 68

2.
We note that you have not included disclosure related to your estimate of your liabilities under insurance contracts. Given the subjective nature and the significant judgments and uncertainties that go into that estimate, tell us how you concluded that disclosure was not necessary considering that these products appear to contribute significantly to your net income. Also, please revise your future filings to address the following:

•
Revise your disclosure in Item 4 of this Form 20-F to discuss the types of insurance products offered (i.e. life insurance, payment protection insurance, etc.) and the extent to which each type of product contributes to your revenues.

•	Revise your disclosure on page F-133 to present the amount of mathematical reserves for each material line of business or insurance product, including payment protection insurance.

•	Revise your disclosure on page F-30 to describe the methods and modeling techniques you use to calculate mathematical reserves for each material line of business or insurance product type.

•	Identify and describe key assumptions that materially affect the mathematical reserve estimate.

•	Tell us how you concluded that the disclosures required by paragraphs 38-39(a) of IFRS 4 were not required.

Response:

We supplementally advise the Staff that we did not include disclosure on our estimates of liabilities under insurance products under “Critical Accounting Policies” (though such disclosure is included in Note 2.2.9 to our consolidated financial statements) or the disclosures required by paragraphs 38-39(a) of IFRS 4 given insurance is not our core business. However, in view of the Staff’s comments, we intend to include the disclosure provided in Note 2.2.9 to our consolidated financial statements (“Insurance and reinsurance contracts”), as well as disclosure on the key assumptions that materially affect our mathematical reserve estimates (as set forth below in connection with the fourth bullet point), in our “Critical Accounting Policies” in future 20-F filings. In addition, provided the contribution of insurance products to our income is material, we will enhance our disclosure regarding our insurance business by including disclosure similar to that included below, updated as appropriate, in future 20-F filings, in connection with the following comments raised by the Staff.

•
Revise your disclosure in Item 4 of this Form 20-F to discuss the types of insurance products offered (i.e. life insurance, payment protection insurance, etc.) and the extent to which each type of product contributes to your revenues.

We operate insurance companies mainly in Spain and Latin America (principally, Mexico). The main insurance product offered by our insurance subsidiaries is life insurance, mainly single premium life insurance. With this type of life insurance, a lump sum of cash is paid up front to guarantee payment to beneficiaries if the policy owner dies. We also provide payment protection insurance. These insurance products are granted by our insurance subsidiary to borrowers within our own consumer and mortgage portfolio. Upon the occurrence of the insured event, our insurance subsidiary pays the entire outstanding principal amount, together with any accrued interest, of the related loan. Substantially all of our payment protection insurance products provide consumer or mortgage payment protection in the case of loss of life or disability (while approximately ●% of these products in terms of premium paid provide protection in the case of unemployment or a work-related illness). These insurance products are granted to borrowers within our own consumer and mortgage portfolio.

The table below shows the extent to which each type of insurance product contributed to our revenues for the year ended December 31, 2012:

Millions of Euros
Revenues by type of insurance product	Year Ended December 31, 2012
Individual life insurance
Of which:
Single premium life insurance
Payment protection insurance(1)
Other life insurance products
Group insurance(2)
Others(3)
Total

(1)	As of December 31, 2012, our outstanding payment protection insurance policies amounted to €[•] billion and insured approximately [•]% of our total loans and advances to customers as of such date.

(2)
Insurance policies purchased by companies (other than Group BBVA entities) on behalf of their employees. These policies typically relate to pension commitments, health care plans or commitments arising from redundancy plans, among others.

(3)	Includes automobile and home insurance, among other insurance products.

•	Revise your disclosure on page F-133 to present the amount of mathematical reserves for each material line of business or insurance product, including payment protection insurance.

The table below shows the amount of mathematical reserves by insurance product as of December 31, 2012 and 2011, respectively:

	Millions of Euros
Technical Reserves by type of insurance product	As of December 31, 2012	As of December 31, 2011
Mathematical reserves
Individual life insurance		3,567
Of which:
Single premium life insurance		2,372
Payment protection insurance(1)		652
Other life insurance products		182
Group insurance		2,947
Subtotal		6,514
Provision for unpaid claims		741
Provisions for unexpired risks and other provisions		482
Total		7,737

(1)	As of December 31, 2012 and 2011, our outstanding payment protection insurance policies amounted to €[●] billion and €[●] billion, respectively.

•	Revise your disclosure on page F-30 to describe the methods and modeling techniques you use to calculate mathematical reserves for each material line of business or insurance product type.

Like other insurance companies, the methods and modeling techniques we use to calculate mathematical reserves for our insurance products are the financial and actuarial methods and modeling techniques approved by the relevant insurance regulator or supervisor in each country where we operate. Our main insurance subsidiaries are located in Spain and in Mexico (which represent, in the aggregate, approximately 90% of our insurance activities), where our methods and modeling techniques are reviewed, respectively, by the insurance authorities in Spain and Mexico. The methods and modeling techniques we use to calculate mathematical reserves for our insurance product are consistent with IFRS-IASB and consist mainly in the assessment of estimated future cash flows discounted at the market interest rate plus a margin based on the type of product, the estimated timing of future cash flows and the yield of the assets portfolio related to the relevant insurance product. Estimated future cash flows take into account experience data (such as mortality tables) and other statistical data reported by actuaries.

•	Identify and describe key assumptions that materially affect the mathematical reserve estimate.

The tables below show our key assumptions in the calculation of mathematical reserves in Spain and Mexico, respectively:

	Characteristics	Mortality table		Average technical interest type
		Spain	Mexico	Spain	Mexico
Individual life insurance	Provides coverage in the case of one or more of the following: death and disability	[●]	[●]	[●]	[●]
Group insurance	Insurance policies purchased by companies (other than Group BBVA entities) on behalf of their employees	[●]	[●]	[●]	[●]
Single premium life insurance	Defined benefit	[●]	[●]	[●]	[●]

B. Liquidity and Capital Resources, page 107

3.
Please revise your future filings to discuss whether you maintain a liquidity pool at either the parent company level or individual subsidiary or business unit level. If so, please revise to disclose the amount and types of securities included within this pool, both at the consolidated level and for each significant subsidiary or business unit. To the extent that there are significant fluctuations in the amount of the liquidity pool intra-period, please disclose the weighted average amount of the liquidity pool(s), in addition to the period-end balance.

Response:

We acknowledge the Staff’s comment and we supplementally advise the Staff that we will include disclosure similar to that included below (the stricken language will be deleted from and the underlined language will be added to our “Liquidity and Capital Resources” disclosure), updated as appropriate, in future 20-F filings:

“A core principle of the BBVA Group’s liquidity management is the financial independence of our banking subsidiaries. This aims to ensure that the cost of liquidity is correctly reflected in price formation. Accordingly, we maintain a liquidity pool at an individual entity level at each of Banco Bilbao Vizcaya Argentaria, S.A. and our banking subsidiaries, including BBVA Compass, BBVA Bancomer and our Latin American subsidiaries. The only exception to this principle is Banco Bilbao Vizcaya Argentaria (Portugal), S.A., which is funded by Banco Bilbao Vizcaya Argentaria, S.A. Banco Bilbao Vizcaya Argentaria (Portugal), S.A. represented ●% of our total consolidated assets and ●% of our total consolidated liabilities, as of December 31, 2012.

Our principal source of funds is our customer deposit base, which consists primarily of demand, savings and time deposits. In addition to relying on our customer deposits, we also access the interbank market (overnight and time deposits) and domestic and international capital markets for our additional liquidity requirements. To access the capital markets, we have in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. We also generally maintain a diversified liquidity pool ~~portfolio~~ of liquid assets and securitized assets at an individual entity level. Another source of liquidity is our generation of cash flow from our operations. Finally, we supplement our funding requirements with borrowings ~~from the Bank of Spain and~~ from the European Central Bank (‘ECB’) or the respective central banks of the countries where our subsidiaries are located. See Note 9 to the Consolidated Financial Statements for information on our borrowings from central banks.

The table below shows the types and amounts of securities included within the liquidity pool of Banco Bilbao Vizcaya Argentaria, S.A. and Banco Bilbao Vizcaya Argentaria (Portugal), S.A. and each of our significant subsidiaries as of the date indicated:

As of December 31, 2012
	BBVA Eurozone(1)	BBVA Bancomer	BBVA Compass	Others
(Millions of Euros)
Cash and balances with central banks
Assets for credit operations with central banks
Central governments issues
Of Which: Spanish government securities
Other issues
Loans
Other non-eligible liquid assets
ACCUMULATED AVAILABLE BALANCE

(1)	Includes Banco Bilbao Vizcaya Argentaria, S.A. and Banco Bilbao Vizcaya Argentaria (Portugal), S.A.”

We further supplementally advise the Staff that, to the extent that there are significant fluctuations in the amount of the liquidity pool intra-period at Banco Bilbao Vizcaya Argentaria, S.A. or any of our significant subsidiaries, we will disclose the weighted average amount of the relevant liquidity pool(s), in addition to the period-end balance.

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 162

Market Risk in Non-Trading Activities in 2011, page 166

Structural Exchange Rate Risk, page 169

4.	Please revise your disclosures, either here or on page F-76 to provide the following:

•	A description of the key assumptions and parameters which are necessary to understand your structural exchange rate risk disclosures;

•	The selected period of time over which you reflected hypothetical changes in foreign currency exchange rates; and,

•	Whether the quantified impact disclosed is based on equity, your income statement, or both.

Response:

We acknowledge the Staff’s comment and we supplementally advise the Staff that we will include disclosure similar to that included below (the stricken language will be deleted from and the underlined language will be added to our disclosure), updated as appropriate, in future 20-F filings:

“Structural Exchange Rate Risk

Structural exchange rate risk management in BBVA aims to minimize the potential negative impact from fluctuations in exchange rates on ~~the book value~~ capital adequacy ratios and the contribution to earnings of international investments in banking subsidiaries maintained on a long-term basis by the Group, which are denominated in non-euro currencies.

The Corporate Risk Management (“CRM”) area acts as an independent unit responsible for monitoring and analyzing risks, standardizing risk management metrics and providing tools that can anticipate potential deviations from targets. It also monitors the level of compliance with established risk limits, and reports regularly to the Risk Management Committee (“RMC”), the Board of Directors’ Risk Committee and the Executive Committee, particularly in the case of deviations ~~or tension~~ in the levels of risk assumed.

The Balance Sheet Management unit, through the Assets and Liabilities Committee (“ALCO”), designs and executes the ~~hedging~~ risk mitigation strategies with the main objective of minimizing the effect of exchange rate fluctuations on capital adequacy ratios, as well as assuring the equivalent value in euros of the foreign-currency earnings of the Group’s various subsidiaries~~,~~ and adjusting transactions according to market expectations and ~~hedging~~ risk mitigation measures costs. The Balance Sheet Management area carries out this work by ensuring that the Group’s risk profile is, at all times, adapted to the framework defined by the limits structure authorized by the Executive Committee. To do so, it uses risk metrics obtained according to the corporate model designed by the CRM area.

The corporate model is based on simulating exchange rate scenarios, based on historical trends for the past five years (based on weekly data), and evaluating the impact on capital ratios, equity and the Group’s income statement. The risk mitigation measures aimed at reducing exchange rate risk exposures are considered in calculating risk estimates. Diversification resulting from investments in different geographic areas is also considered, through the analysis of historical correlations between different currencies.

Our model provides a distribution of the impact on three core elements (capital ratios, equity and the Group’s income statement) and helps determine their maximum adverse deviation for a particular confidence level and time horizon (of 3, 6 or 12 months), depending on market liquidity in each currency. The use of these holding periods assumes that all the exposures can be fully mitigated within those periods of time. The exposure is determined with a confidence level of 99%.

~~The~~ In order to try to mitigate our model’s limitations, the risk measurements are comple~~ted~~mented with analysis of scenarios, stress testing and back-testing, thus giving a more complete overview of the Group’s exposure to structural exchange rate risk.

In 2011, in an environment of uncertainty and market volatility, particularly in the second half of the year, a policy of prudence has been maintained and ~~hedging~~ risk mitigation measures have been extended in the currencies with the greatest exposure. This has moderated the risk assumed, despite the growing contribution of the “non-euro” area to the Group’s earnings and equity. The average risk mitigation ~~hedging~~ level of the carrying value of the BBVA Group’s holdings in foreign currency was close to 30% during 2011. ~~Hedging for~~ Coverage for exposure to estimated foreign currency earnings for 2011 also remained high during ~~2011~~ the year, at levels close to 40%. ~~At the end of the year, there was still significant hedging of forecast foreign currency earnings for 2012~~.

In 2011, the average estimated impact on BBVA Group’s consolidated equity of a 1% depreciation of the main non-euro currencies we are exposed to, relative to the euro, taking account of our risk mitigation measures, was €154 million, with 37% in the Mexican peso, 23% in Latin American currencies, 20% in Asian currencies (including the Turkish lira), and 18% in the U.S. dollar.”

Liquidity Risk Management, page 171

5.
Please revise your future filings to provide separate totals for assets and liabilities for each maturity category presented in the tables beginning on page 172. Please also revise to discuss any material differences in these balances and any material trends between periods. Please also discuss how management uses this information to manage liquidity risk and how it relates to the gap of maturities and repricing dates of BBVA’s structural balance sheet disclosed on page 167.

Response:

We acknowledge the Staff’s comment and we supplementally advise the Staff that we will provide separate totals for assets and liabilities for each maturity category presented in the tables beginning on page 172, as follows (the underlined information will be added to our disclosure), updated as appropriate, in future 20-F filings:

2011	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Demand	Total
	(In Millions of Euros)
ASSETS─
Cash and balances with central banks	1,444	660	330	426	-	28,066	30,927
Loans and advances to credit institutions	7,551	1,393	3,723	7,608	2,967	2,771	26,013
Loans and advances to customers	38,741	22,887	45,818	93,138	141,251	18,021	359,855
Debt securities	2,297	2,761	8,025	39,603	34,199	842	87,727
Derivatives (trading and hedging)	1,798	1,877	4,704	16,234	27,368	-	51,981
Total	51,831	29,578	62,600	157,009	205,785	49,700	556,503

LIABILITIES─
Deposits from central banks	19,463	2,629	-	11,040	1	3	33,136
Deposits from credit institutions	27,266	4,374	5,571	15,964	3,669	2,202	59,047
Deposits from customers	69,738	17,114	41,397	28,960	6,861	116,924	280,994
Debt certificates (including bonds)	2,032	1,880	11,361	45,904	17,144	-	78,321
Subordinated liabilities	-	110	38	4,893	9,500	-	14,541
Other financial liabilities	1,283	355	490	1,254	1,307	5,015	9,704
Short positions	1,446	2	-	-	3,163	-	4,611
Derivatives (trading and hedging)	1,687	1,636	5,232	15,533	25,313	-	49,401
Total	122,915	28,100	64,089	123,548	66,958	124,144	529,755

2010	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Demand	Total
	(In Millions of Euros)
ASSETS─
Cash and balances with central banks	1,497	693	220	282	-	17,275	19,967
Loans and advances to credit institutions	10,590	1,988	1,658	4,568	2,329	2,471	23,604
Loans and advances to customers	33,397	21,127	49,004	85,800	141,338	16,543	347,209
Debt securities	3,471	12,423	8,123	35,036	28,271	497	87,821
Derivatives (trading and hedging)	636	1,515	3,503	13,748	17,827	-	37,229
Total	49,591	37,746	62,508	139,434	189,765	36,786	515,830

LIABILITIES─
Deposits from central banks	5,102	3,130	2,704	-	1	50	10,987
Deposits from credit institutions	30,031	4,184	3,049	9,590	5,608	4,483	56,945
Deposits from customers	69,625	21,040	45,110	21,158	6,818	111,090	274,841
Debt certificates (including bonds)	5,243	10,964	7,159	42,907	15,843	96	82,212
Subordinated liabilities	537	3	248	2,732	13,251	-	16,771
Other financial liabilities	1,207	175	433	647	1,564	4,177	8,203
Short positions	651	-	10	-	3,385	-	4,046
Derivatives (trading and hedging)	826	1,473	3,682	12,813	16,037	-	34,831
Total	113,222	40,969	62,395	89,847	62,507	119,896	488,836

2009	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Demand	Total
	(In Millions of Euros)
ASSETS─
Cash and balances with central banks	535	248	735	163	-	14,650	16,331
Loans and advances to credit institutions	8,484	1,549	1,914	4,508	2,626	3,119	22,200
Loans and advances to customers	31,155	19,939	40,816	94,686	140,178	4,313	331,087
Debt securities	4,764	15,611	10,495	37,267	29,080	1,053	98,270
Other assets	-	-	-	-	-	-	-
Derivatives (trading and hedging)	637	2,072	3,863	13,693	12,608	-	32,873
Total	45,575	39,419	57,823	150,317	184,492	23,135	500,761

LIABILITIES─
Deposits from central banks	4,807	3,783	12,293	-	-	213	21,096
Deposits from credit institutions	24,249	5,119	5,145	6,143	6,453	1,836	48,945
Deposits from customers	55,482	34,329	32,012	18,325	6,293	106,942	253,383
Debt certificates (including bonds)	10,226	16,453	15,458	40,435	14,614	-	97,186
Subordinated liabilities	500	689	2	1,529	14,585	-	17,305
Other financial liabilities	822	141	337	480	20	3,825	5,625
Short positions	448	-	16	-	3,366	-	3,830
Derivatives (trading and hedging)	735	1,669	3,802	13,585	10,517	-	30,308
Total	97,269	62,183	69,065	80,497	55,848	112,816	477,678

Changes in our assets and liabilities balances as of December 31, 2011 compared to December 31, 2010, were attributable in part to the acquisition of a 25.01% stake in Garanti in March 2011. For additional information, see Note 3 to our consolidated financial statements.

We further supplementally advise the Staff that, as discussed in our response to Staff comment no. 3, a core principle of the BBVA Group’s liquidity management is the financial independence of each of our banking subsidiaries. Accordingly, management uses similar information prepared on an individual entity-basis to manage liquidity risk at an individual entity level of each of Banco Bilbao Vizcaya Argentaria,

S.A. and our banking subsidiaries (except for Banco Bilbao Vizcaya Argentaria (Portugal), S.A., which is funded by Banco Bilbao Vizcaya Argentaria, S.A.). We respectfully advise the Staff that we consider that we have included the relevant disclosure on our liquidity management on pages 170 and 107 (as to be revised per our response to Staff comment no. 3) of our 2011 Form 20-F.

Finally, we respectfully advise the Staff that the tables beginning on page 172 provide a breakdown by contractual maturity of the balances of certain items in our consolidated balance sheets as of certain dates, showing our liquidity risk as these items mature. However, the table on page 167 shows the difference between the interest rate sensitivity of assets on our banking book which will reprice within a specific period of time and the interest rate sensitivity of liabilities on our banking book which will reprice within such period of time, showing our exposure to changes in interest rates. Accordingly, these tables are not directly related. We advise the Staff that we will clarify our disclosure in future 20-F filings and omit the reference to “maturities” on page 167, as appropriate.

Credit Risk Management, page 174

Maximum exposure to credit risk, page 174

6.
We note your disclosure that the amounts presented for derivatives reflects their market value on the date of the transaction and also includes an amount that represents the estimated potential risk of these transactions on their due date. Please revise your future filings to discuss how the amount related to the estimated potential risk of these instruments is determined and discuss why the estimate of market value does not accurately capture this risk on the reporting date.

Response:

We acknowledge the Staff’s comment and we supplementally advise the Staff that we will include disclosure similar to that included below, updated as appropriate, in future 20-F filings:

“Credit risk measurement methodology for derivatives

Our calculation of risk exposure for derivatives is based on the sum of two factors: the derivatives market value and their potential risk (or ‘add-on’).

The first factor, market value, reflects the difference between original commitments and market values on the reporting date (‘mark-to-market’). As indicated in Note 2.2.1 to the Consolidated Financial Statements, derivatives are accounted for as of each reporting date at fair value according to IAS 39.

The second factor, potential risk (‘add-on’), is an estimate (using our internal models) of the maximum increase to be expected on risk exposure over a derivative market value (at a given statistical confidence level) as a result of future changes in valuation prices in the residual term to final maturity of the transaction.

We believe that the consideration of the ‘add-on’ in that valuation is important because our risk exposure relates to our exposure level at the time of a customer’s default. The exposure level will depend on the customer’s credit quality and the type of transaction with such customer. Given the fact that default is an uncertain event which might occur anytime during the life of a contract, we have to consider not only the credit exposure of the contract on the reporting date, but also the potential changes in the exposure during the life of the contract. This is especially important for derivative contracts, whose valuation changes substantially throughout time, depending on the fluctuation of market prices.”

We further supplementally advise the Staff that we will include disclosure similar to that included below (the stricken language will be deleted from and the underlined language will be added to our disclosure), updated as appropriate, in future 20-F filings:

“Reflects their market value on the ~~date of the transactions~~ reporting date and the estimated potential risk of these transactions on their due date. Accordingly, these amounts are different from those reflected…”

Mitigation of credit risk, collateral and other credit enhancements…, page 176

7.
We note your disclosure on page 178 that the weighted average mortgage loan balance was 52% of collateral pledged as of December 31, 2011. We believe that disaggregated LTV ratios for your foreign mortgage loan portfolio, similar to the disclosure you include on page A-34, would provide more useful information than an aggregate LTV ratio for your entire domestic and foreign portfolio. Please revise your disclosure in future filings to disclose your foreign portfolio by LTV ratio on a disaggregated basis, if possible. For example, consider disclosing the amount of loans with LTV ratios below 80%, between 80% and 99%, and equal to or greater than 100%. Alternatively, consider disclosing the amount of foreign mortgage loans with LTV ratios in excess of 90% as those appear to represent loans with higher inherent risk. If you do not have this information available, or do not believe it is useful information, please tell us why in your response.

Response:

We supplementally advise the Staff that, in accordance with Rule 61 of the Bank of Spain’s Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (as amended or supplemented from time to time, “Circular 4/2004”), we are required to prepare and disclose the information presented on page A-34 of our 2011 Form 20-F for our domestic mortgage loan portfolio. Our domestic mortgage portfolio represented approximately 70% of our total mortgage loan portfolio as of December 31, 2011.

We further supplementally advise the Staff that, while we are not legally required to calculate and do not calculate disaggregated LTV ratios for our foreign mortgage loan portfolio, we intend to calculate the LTV ratios of the mortgage portfolios of our significant foreign subsidiaries, Compass Bancshares, Inc. and Bancomer, S.A., on a similar basis as we do for our domestic mortgage loan portfolio and we will disclose their respective LTV ratios in future 20-F filings.

Impaired assets and impairment losses, page 181

8.
We note your disclosure of EUR5.868 billion in impaired risks that you identify as “rest” in your tabular disclosure as of December 31, 2011. Please revise your disclosure in future filings to more clearly state the nature of the impaired loans that are included in this category. Similarly, on page 183, please revise to disclose material categories of your impaired unsecured loans of EUR6.087 billion as of December 31, 2011, e.g. credit cards, personal loans, etc.

Response:

We acknowledge the Staff’s comment and we supplementally advise the Staff that, provided the amount of impaired loans identified as “Rest” is material, we will include disclosure similar to that included below, updated as appropriate, in future 20-F filings:

“‘Rest’ includes unsecured customers’ commercial and consumer loans, (€4,859 million as of December 31, 2011), overdrafts (€461 million as of December 31, 2011), commercial credit (€311 million as of December 31, 2011), credit accounts (€140 million as of December 31, 2011), credit cards (€41 million as of December 31, 2011) and other advances (€56 million as of December 31, 2011).”

We further supplementally advise the Staff that, with respect to the disclosure included on page 183 of our 2011 Form 20-F, we will include disclosure substantially similar to that included below, updated as appropriate, in future 20-F filings:

“Includes government loans (totaling €135 million as of December 31, 2011), credit institutions loans (totaling €84 million as of December 31, 2011) and other loans (in particular, unsecured customers’ commercial and consumer loans (€4,859 million as of December 31, 2011), overdrafts (€461 million as of December 31, 2011),commercial credit (€311 million as of December 31, 2011), credit accounts (€140 million as of December 31, 2011), credit cards (€41 million as of December 31, 2011) and other advances (€56 million as of December 31, 2011).”

9.
Your disclosure on page 182 indicates that recovery rates increased significantly between 2009 (38%) and 2011 (70%), and you state that foreclosed assets amounted to EUR1.417 billion and real estate assets received in lieu of payment as of December 31, 2011 were EUR1.618 billion. Please revise your disclosure in future filings to address the following:

•
Clarify what the line item related to “recoveries” represents. You disclose that there is a delay between the recognition of an impaired loan secured by a mortgage and the related mortgage recovery, which implies that this line item relates to the sale of foreclosed or other property received in satisfaction of a loan. Therefore, it is unclear how this amount relates to your balance of impaired loans at the beginning of the period.

•
It is unclear how the amount of recoveries disclosed reconciles to the amounts recorded for foreclosed assets and real estate assets received in lieu of payment. In this regard, please separately quantify the recoveries related to foreclosures, to real estate assets received in lieu of payment, to cash collections, and to any other form of recovery recorded during the period that is related to your disclosed recoveries of EUR9.079 billion.

•	Reconcile your foreclosed assets of EUR1.417 billion as reported here to your disclosure in Note 16 of EUR1.861 billion, net of impairment, in foreclosed assets.

•
Reconcile your real estate assets received in lieu of payment of EUR1.618 billion as reported here to your inventories disclosure in Note 22 for distressed properties of EUR3.2 billion, net of a valuation adjustment. To the extent that your real estate assets are not reflected within your distressed properties reported as inventories, please disclose where you have recorded such properties received in lieu of payment.

Response:

With respect to the first two bullet points, we supplementally advise the Staff that we will include disclosure similar to that included below (the stricken language will be deleted from and the underlined language will be added), updated as appropriate, in future 20-F filings. In particular, we will replace the reference to ‘Recoveries’ in the table on page 182 with “Decreases”, as we believe it better describes what this line item represents (principally, repayments in cash by debtors, foreclosed assets and real estate assets received in lieu of payment in discharge of impaired loans).

“The changes in 2012, 2011 and 2010 ~~2011, 2010 and 2009~~ in the impaired financial assets and contingent risks are as follows:

Changes in Impaired Financial Assets and Contingent Liabilities	2012	2011	2010
	(In Millions of Euros)
Balance at the beginning	[●]	15,936	15,928
Additions(~~1~~A)	[●]	13,045	13,207
Decreases ~~Recoveries~~(~~2~~B)	[●]	(9,079)	(9,138)
Of which:
Cash collections and return to performing	[●]	(6,044)	(6,267)
Foreclosed assets(1)	[●]	(1,417)	(1,513)
Real estate assets received in lieu of payment(2)	[●]	(1,618)	(1,358)
Net additions~~(1)+(2)~~(A)+(B)	[●]	3,966	4,069
Amounts written-off	[●]	(4,093)	(4,307)
Exchange differences and other	[●]	221	246
Balance at the end	[●]	16,029	15,936
Decreases over Additions ratio ~~Recoveries on entries~~ (%)	[●]	70	69

(1)
Reflects the aggregate amount of impaired loans derecognized from our balance sheet throughout the period as a result of mortgage recoveries. Equals derecognition related to additions of “Foreclosed assets through auction proceeding”(totaling €[●] million, €1,326 million and €1,407 million in 2012, 2011 and 2010, respectively) and additions of “Recovered assets from finance leases” (totaling €[●] million, €91 million and €106 million in 2012, 2011 and 2010, respectively). See Note 16 to our Consolidated Financial Statements for additional information.

(2)
Reflects the aggregate amount of impaired loans derecognized from our balance sheet throughout the period as a result of real estate assets received in lieu of payment. Does not reflect acquisitions of real estate assets from distressed customers whose loans are not impaired. For information on the total balance of real estate assets received from distressed customers in lieu of payment (net of impairment losses) as of December 31, 2012, see Note 22 to our Consolidated Financial Statements.

The [increase/decrease] in our ‘Decreases over Additions ratio’  from [●]% in 2010 to [●]%  in 2011  was mainly attributable to the following factors: […]. The increase in our ‘Decreases over Additions ratio’ ~~recoveries on entries rate~~ from ~~38% in 2009 to~~ 69% in 2010 ~~and~~ to 70% in 2011 was mainly attributable to the following factors: […].”

With respect to the third bullet point, we supplementally advise the Staff that the €1.417 billion reported on page 182 is equal to the sum of the ‘Additions’ of ‘Foreclosed’ and ‘Recovered Assets from Operating Lease’ on Note 16 to our consolidated financial statements. Note 16 shows the changes in the balance of our non-current assets held for sale from the beginning to the end of the period. The balance of ‘Foreclosed’ and ‘Recovered Assets from Operating Lease’ as of December 31, 2011 was calculated taking into account, among other elements, the ‘Additions’ of ‘Foreclosed’ and ‘Recovered Assets from Operating Lease’ since December 31, 2010, as shown in the table below. We further supplementally advise the Staff that we will clarify the wording used in Note 16 as shown below (the stricken language will be deleted from and the underlined language will be added), updated as appropriate, in future 20-F filings:

	Millions of Euros
	Foreclosed Assets		From Own Use Assets (*)	Total
2011	Foreclosed Assets through Auction Proceeding	Recovered Assets from ~~Operating Lease~~ Finance Leases
Cost (1)
Balance at the beginning	1,427	86	173	1,686
Additions	1,326	91	99	1,516
Contributions from merger transactions	17	3	–	19
Retirements (sales and other decreases)	(670)	(31)	(140)	(841)
~~Transfers~~ Other movements and exchange differences	(53)	29	(32)	(55)
Balance at the end	2,048	178	100	2,325

Impairment (2)
Balance at the beginning	122	16	20	157
Additions	384	21	4	408
Retirements (sales and other decreases)	(90)	(5)	(1)	(97)
~~Transfers~~ Other movements and exchange differences	(229)	–	(5)	(233)
Balance at the end	187	32	17	236

~~Total~~ Balance at the end of Net carrying value (1) - (2)	1,861	146	83	2,090

(*) Until classified as non-current assets held for sale.

With respect to the forth bullet point, we supplementally advise the Staff that the €1.618 billion reported on page 182 refers to real estate assets received in lieu of payment from distressed customers whose loans are impaired throughout 2011. By contrast, the €3.2 billion reported on Note 22 to our consolidated financial statements, represents the carrying amount of real estate assets received from distressed customers in lieu of payment (including from customers whose loans are not impaired), net of impairment losses, as of December 31, 2011.

Consolidated Income Statements, page F-5

10.	Please your revise future filings to address the following:

•
Your measure of “Gross Income” includes certain expenses, such as interest expense and fee and commission expenses. Please tell us how you concluded that this presentation was appropriate given that it does not appear to represent a measure of gross income but rather a measure of gross profit. Alternatively, please change the description of this line item to better describe the nature of the information reported.

•
Your measure of “Net Operating Income” excludes gains/losses on non-current assets held for sale, including foreclosed assets and impairment losses on other assets, including goodwill and properties that you have classified as inventories. It appears that these gains and impairment losses are related to your operating activities. Therefore, please tell us how you considered paragraph BC56 of IAS 1 when concluding this presentation was appropriate. Alternatively, revise your disclosure in future filings to either remove this subtotal, or present it in lieu of “income before tax.”

Response:

We supplementally advise the Staff that, as indicated in our 2011 Form 20-F, we prepare our consolidated financial statements in accordance with the International Financial Reporting Standards adopted by the European Union required to be applied under the Bank of Spain’s Circular 4/2004 and in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board. As explained in our response letter dated February 26, 2007, our measures of “Gross Income” and “Net Operating Income” follow the formats required by Circular 4/2004 for all Spanish financial entities, including us. In particular, Rule 56 and Annex III.2 of Circular 4/2004 provide that “Gross Income” be presented as a subtotal to the income statement and consist of the aggregation of the following items: “Net Interest Income”, “Share of Results of Entities Accounted for Using the Equity Method”, “Fee and Commission Income”, “Fee and Commission Expense”, “Insurance Activity Income”, “Gains/Losses on Financial Assets and Liabilities (net)” and “Exchange Differences (net)”. In addition, Rule 56 and Annex III.2 of Circular 4/2004 require all Spanish financial entities, including us, to present “Gains/losses on non-current assets held for sale” (including foreclosed assets) and “Impairment losses on other assets” (including goodwill and properties that have been classified as inventories) after the line item “Net operating income”. The Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores or “CNMV”)’s Circular 1/2008 also requires us to present this information in compliance with Circular 4/2004. We believe that this format, which is used by all financial entities in Spain, gives additional information that is useful to investors and market analysts.

Finally, we advise the Staff that the terminology used to present this information is consistent with that used by the Bank of Spain’s Circular 4/2004 and that we consistently use this terminology in our financial reporting.

Consolidated Statements of Cash Flows, page F-11

11.
Your disclosure in Note 53 on page F-170 indicates that net entries in foreclosed assets are recorded as investing cash flows. Given that increases in foreclosed assets are typically non-cash transactions, please tell us why you have reported such net entries in foreclosed assets as a cash outflow from investing activities.

Response:

We supplementally advise the Staff that we record net entries in foreclosed assets as investing cash flows pursuant to the requirements of the Bank of Spain’s Circular 4/2004 (Rule 56 and Annex III.2) and the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores or “CNMV”)’s Circular 1/2008. We further advise the Staff that we will include the following clarifying note, updated as appropriate, in future 20-F filings:

“‘Non-current assets held for sale and associated liabilities’ includes non-cash transactions related to foreclosed assets received in settlement of impaired loans”.

2. Principles of consolidation…, page F-16

2.2.1 Financial Instruments, F-17

Impairment losses determined collectively, page F-22

12.
We note your disclosure on page F-22 that the calculation of the expected loss also takes into account the adjustment to the cycle of the PD and LGD factors. We also note your disclosure regarding the point-in-time parameter for the calculation of the not reported incurred loss that is an adjustment to eliminate the through-the-cycle component of the expected losses. Please revise your future filings to disclose the following:

•	Clarify what you mean by “the adjustment to the cycle,” and clarify how you incorporate that into your allowance estimate.

•
Describe what you mean by “through-the-cycle component.” For example, clarify if this refers to your process of adjusting the loan-life expected loss to a one-year period after the reporting date that you disclose above.

•	Disclose the loss identification periods for each loan type and discuss the methodology used to determine this period.

Response

We acknowledge the Staff’s comment and we supplementally advise the Staff that we will include disclosure similar to that included below (the stricken language will be deleted from and the underlined language will be added to our disclosure), updated as appropriate, in future 20-F filings:

“Impairment losses determined collectively

 […]

The calculation of the expected loss used to calculate economic capital under our internal models ~~also takes into account the adjustment to the cycle~~ includes ‘through-the-cycle’ adjustments of the aforementioned factors, especially PD and LGD. Through these adjustments, we seek to set the value of the parameters used in our model at their average level throughout the economic cycle. We believe our calculation of economic capital to be more stable and accurate as a result.

By contrast, allowances for loan losses are calculated based on estimates of incurred losses at the reporting date (without any ‘through-the-cycle’ adjustments), in compliance with IFRS-IASB requirements.

With its ~~The~~ methodology for determining the allowance for determined collectively losses, the Group seeks to identify the amounts of losses which, although incurred at the reporting date, have not yet been ~~disclosed~~ reported and which the Group knows, on the basis of historical experience and other specific information, will arise following the reporting date.

In order to calculate such non-reported incurred losses, we make certain adjustments to the expected loss used to calculate economic capital under our internal models in order to eliminate the ‘through-the-cycle’ adjustments and focus on incurred loss (rather than expected loss) as required by IFRS-IASB. Such adjustments are based on the following two parameters:

The calculation of the not reported incurred loss adjusts the expected loss taking into account two parameters:

•	The point-in-time (‘PIT’) parameter, which is an adjustment to eliminate the ‘through-the-cycle’ component of the expected loss.

The ‘point-in-time’ parameter converts a ‘through-the-cycle’ probability of default (defined as the average probability of default over a complete economic cycle) into the probability of default at the reporting date (‘point-in-time’ probability).

•
The loss identification period (‘LIP’) parameter, which is the time lag ~~period~~ between the occurrence of a specific impairment or loss event and objective evidence of impairment becoming apparent on an individual basis; in other words, the time lag ~~period~~ between the loss event and the date an entity identified its occurrence.

This adjustment relates to the fact that, in calculating expected loss for purposes of calculating economic capital and BIS II regulatory capital, we measure the probability of default using a time horizon of one year.  Therefore, in order to calculate our allowance for loan losses, we have to convert the one-year expected loss to the incurred loss concept at the reporting date required by IAS 39. The Group calculates the incurred loss at the reporting date by adjusting the expected loss for the next twelve months based on the estimated LIPs of the various homogenous portfolios.

The analysis of LIPs is performed on a homogenous portfolio basis. We use the following methodology to determine an interval of LIP that has occurred over time:

-
Analysis of the frequency of regulatory and internal review:  The review of the credit quality of customers results in loss events being identified. The more frequently the entity reviews the credit quality of its customers, the quicker loss events are identified and therefore the lower is the resulting LIP (incurred but not reported losses decrease but ‘identified’ incurred losses increase). By contrast, the less frequently the entity reviews the credit quality of its customers, the slower loss events are identified and therefore the higher is the resulting LIP.

-
Analysis of the correlation between macroeconomic factors and probability of default: The deterioration of certain macroeconomic factors can be considered as a loss event if it results in an increase in the credit risk of a portfolio. Analysis performed shows the existence of correlation between some macroeconomic parameters and the probability of default, with a time lag existing between changes in such parameters and changes in the default rate.

-	A benchmark of the LIPs identified in our European peers: For corporate loans, 3-12 months; for retail loans, 2-9 months.

The LIPs we use are set forth in the table below:

Portfolio		Ranges of LIPs used by the Group
Sovereign and Public Intitutions		12 months
Corporates	Real estate developers	From 1 months to 18 months
	Large corporates Others corporates SMEs	From 1 months to 12 months
Retail	Mortgage loans Consumer loans	From 2 months to 9 months

20. Intangible assets, page F-120

20.1 Goodwill, page F-120

13.	Please revise your disclosures in future filings to address the following:

•
We note from this disclosure that for the purposes of evaluating goodwill impairment, your CGUs appear to be your business segments. Please tell us how you concluded this was appropriate under the guidance of paragraph 80 of IAS 36. For example, clarify if you consider your segments to be your CGUs for the purposes of allocating goodwill for impairment testing because this is the lowest level at which cash flows are generated independently of other cash flows or whether it is the lowest level at which you manage goodwill internally.

•
Your disclosures of segment assets beginning on page 26 indicate that you do not allocate all of your capital to your segments. Please revise your disclosures to clarify the amount of capital allocated to the Corporate Activities segment, identify the assets and liabilities that make up the capital allocated to the Corporate Activities segment, and discuss the reasons why you appear to have so much excess capital. Also, discuss the drivers of changes in the unallocated capital during the periods presented.

•
Clarify how you determine the carrying value of your CGUs for the purposes of determining whether goodwill is impaired. For example, clarify whether you allocate specific assets and liabilities, use the economic capital assigned to the CGUs as a proxy for the carrying value or use some other basis for allocation. If you use a systematic basis for allocation, please quantify discuss the reasons for any unallocated amounts.

Response:

With respect to the first bullet point, we supplemetally advise the Staff that, for purposes of evaluating goodwill impairment, our CGUs do not coincide with our business segments, except in the case of Mexico and the United States. In particular, Turkey, Colombia and Chile, which appear in the tables appearing on page F-120 of our 2011 Form 20-F, are not business segments.

We further advise the Staff that we believe that the criteria we use in identifying our CGUs for purposes of allocating goodwill for impairment testing complies with paragraph 80 of IAS 36, as it reflects how goodwill is monitored for internal management purposes and how we manage our operations. In particular, we follow the following criteria in determining our CGUs:

•
The Group has evolved towards a management based on geographic and business areas, being geography the predominant criterion in determining our CGUs. Location within the same geography is the determining factor in allocating assets and liabilities to a CGU, as geographic areas share the same laws and regulation, currency, macro environment, systemic risk and growth capacity. With the exception of the Euro area, the Group manages its operations based on geographic areas (in particular, the United States, Mexico, Argentina, Chile, Colombia, Panama, Paraguay, Peru, Uruguay, Venezuela, Turkey, China, Rest of Asia and Rest of countries).

•
In the case of the Euro area, our management is focused on our business areas, each of which share a homogeneous group of customers, products, risk and distribution networks. Accordingly, our CGUs in the Euro area are Retail Business and Wholesale Business.

•
Per the above, our CGUs are the following: Retail Business (Euro area), Wholesale Business (Euro area), the United States, Mexico, Argentina, Chile, Colombia, Panama, Paraguay, Peru, Uruguay, Venezuela, Turkey, China, Rest of Asia and Rest of countries. None of the CGUs includes more than a business segment (as such term is defined by paragraph 5 of IFRS 8).

With respect to the second bullet point, we supplemetally advise the Staff that we will include disclosure similar to that included below, updated as appropriate, in future 20-F filings:

“Economic capital allocated to the Corporate Activities segment amounted to €4,058 million as of December 31, 2011. This economic capital covers unexpected losses associated with the assets and liabilities relating to the activities of this business segment (mainly, real estate assets in Spain, investments in financial and industrial entities and those related to the management of the Group’s structural interest rate and exchange rate risks). See Note 6 to our Consolidated Financial Statements for additional information on how economic capital is calculated. Economic capital allocated to the Corporate Activities segment increased notably in the fourth quarter of 2011 as a result of the EBA’s recommendation of reaching, as of June 30, 2012, a new minimum capital level on an exceptional and temporary basis, in order to address, among other issues, the sovereign risk crisis in Europe. Based on the information released by the EBA on December 8, 2011, the BBVA Group would need to increase its capital base by €6,329 million in order to reach the new minimum capital level as of June 30, 2012. See Note 33 to our Consolidated Financial Statements for additional information. As of December 31, 2011, the BBVA Group had increased its capital base by approximately €5,316 million (i.e., 84% of the recommended capital base increase).”

With respect to the third bullet point, we supplemetally advise the Staff that we use the economic capital assigned to our CGUs as a proxy for their carrying value although we compare it to the consolidated net book value of the assets and liabilities, including goodwill, if any, allocated to each CGU for purposes of determining whether goodwill is impaired. Nevertheless, we use the consolidated net book value of the assets and liabilities, including goodwill, if any, allocated to each CGU for purposes of determining the amount to be recorded as impairment of goodwill in the income statement.

Turkey, page F-121

14.
You disclose an acquisition cost of EUR3.65 billion for Garanti Group which differs from the purchase price of EUR4.408 billion disclosed on page F-44 due to hedges, dividends declared and the value of the control premium included in the purchase agreement. Please tell us how you concluded that it was appropriate to include these amounts in your allocation of the purchase price when determining the appropriate amount of goodwill to record. Refer to paragraph 51 of IFRS 3.

Response:

We supplementally advise the Staff that the inclusion of these amounts in our calculation of the acquisition cost of our stake in Garanti is consistent with paragraph 51 of IFRS 3 for the following reasons:

Control premium

In exchange for the contractual purchase price, BBVA acquired 24.89% of Garanti and also a perpetual right to purchase an additional 1% of Garanti from Doğuş, which will become exercisable on March 22, 2016. If this right were exercised, the BBVA Group would have the right, in accordance with the shareholders’ agreement entered into with Doğuş, to appoint one additional member of Garanti’s board of directors and would therefore be able to appoint a majority of the members of its board. This right has been separately accounted for as a financial asset (prepaid control premium) as the amount paid for such right (€425 million) was not part of the exchange for the acquisition of our initial stake in Garanti (i.e., it has not been considered part of the “consideration transferred” as such term is defined in IFRS 3 for purposes of determining the appropriate amount of goodwill to record).

Currency hedge

In connection with the acquisition of our 24.89% stake in Garanti, we entered into a foreign currency risk hedging derivative. According to paragraph AG98 of IAS 39, foreign exchange risk related to a firm commitment to acquire a business in a business combination can be a hedged item. While obtaining joint control over a company is not a business combination, the accounting method for joint ventures under IFRS is similar and we believe paragraph AG98 of IAS 39 may be applied to the acquisition of our 24.89% stake in Garanti by analogy.

Initially, we chose to account for the foreign currency risk hedging derivative as a cash flow hedge, in accordance with paragraph 87 of IAS 39, which states that the hedge of the foreign currency risk of a firm commitment may be accounted for as a fair value hedge or as a cash flow hedge. Accordingly, we recognized the portion of the gain or loss on the hedging instrument that was determined to be an effective hedge in other comprehensive income and the ineffective portion in profit or loss.

At the acquisition date (i.e., the date on which joint control was obtained), paragraph 98 of IAS 39 gives two options for accounting for the associated gains and losses that were recognized in other comprehensive income related to a hedge of a forecast transaction that subsequently results in the recognition of a non-financial asset or a non-financial liability (the acquisition of Garanti is equivalent to a recognition of a non-financial asset):

•
Option 1: reclassify the associated gains and losses that were recognized in other comprehensive income to profit or loss as a reclassification adjustment in the same periods during which the asset acquired affects profit or loss (i.e., upon the sale of the investment or in the case of impairment).

•
Option 2 (basis adjustment): remove the associated gains and losses that were recognized in other comprehensive income, and include them as part of the initial cost of the acquisition. Consequently, this adjustment would be part of the goodwill in a business combination.

BBVA chose Option 1 to account for the hedge of the foreign currency risk related to the acquisition of Garanti by recording a loss on valuation of the hedgding derivative at the date of acquisition, totaling €268 million, in other comprehensive income. We do not consider this loss to be part of the exchange for the acquisition of our initial stake in Garanti (i.e., it has not been considered part of the “consideration transferred” as such term is defined in IFRS 3 for purposes of determining the appropriate amount of goodwill to record).

Dividends declared

The share purchase agreements entered into by BBVA define the purchase price as a fixed amount (totaling approximately $5.8 billion), minus certain dividends or other distributions declared by Garanti prior to the closing (i.e., March 22, 2011). On March 3, 2011, Garanti announced the payment of dividends, which were paid to us in April 2011 and amounted to €65 million. Given the share purchase agreements provided that the purchase price would be reduced by dividends declared prior to the closing date, we do not consider such dividends as constituting “consideration transferred” as such term is defined in paragraph 37 of IFRS 3 for purposes of determining the appropriate amount of goodwill to record.

Finally, the table below shows the reconciliation between the purchase price and the acquisition cost (or “consideration transferred”, as such term is defined in paragraph 37 of IFRS 3) of our 24.89% stake in Garanti:

Millions of euros
Purchase Price	4,408

A. Control Premium	-425
B. Currency Hedge	-268
C. Dividend paid by Garanti	-65

Acquisition cost (*)	3,650
(*) Represents “consideration transferred” as such term is defined in paragraph 37 of IFRS 3.

21. Tax assets and liabilities, page F-123

15.
In Note 21.3, we note the volatility in your effective income tax rates between 2010 and 2011 where the rate decreased from 22.22% to 7.55%. We also note your disclosure here and on page 80 that in 2011, your effective tax rate was lower than in previous years due primarily to the greater contribution of income with low or zero tax rates related to dividends, equity method investments, and foreign entities in the Americas (which appears to be countries in Latin America as per page 80) as well as Garanti. Please revise your disclosure in future filings to separately quantify the impact of each of these permanent differences to more clearly link your discussion at the bottom of page F-124 to your tabular tax rate reconciliation above. Additionally, consider disclosing the tax rates in each material jurisdiction that is driving the reduction in your effective tax rate. Refer to paragraph 84 of IAS 12.

Response:

We acknowledge the Staff’s comment and we supplementally advise the Staff that we will include disclosure similar to that included below, updated as appropriate, in future 20-F filings:

Reconciliation of Taxation at the Spanish Corporation Tax Rate to the Tax Expense Recorded for the Period

Millions of euros
2011
Consolidated profit before tax	3,770
Taxation at Spanish corporation tax rate (30%)	1,131
Lower effective tax rate from our foreign entities(*)	-311
México (24.17%)	-131
Chile (16.75%)	-49
Venezuela (11.75%)	-71
Turkey (19.65%)	-23
Colombia (24.94%)	-17
Peru (26.25%)	-16
Others	-4
Decrease of tax expense (Amortization of certain goodwill)	-188
Revenues with lower tax rate (dividends)	-151
Equity accounted earnings	-180
Other effects	-16
Current income tax	285
(*) Determined by applying the difference between the statutory tax rate in Spain and the effective tax rate at the corresponding jurisdiction to the result contributed to the Group by those entities.

22. Other assets and liabilities, page F-126

16.
We note your disclosure that the amounts reflected as inventories include real estate assets purchased from distressed customers mainly in Spain, and as of December 31, 2011, the carrying amount of these properties was EUR3.2 billion net of a valuation adjustment due to impairment losses of EUR1.8 billion. Please revise your disclosure of real estate assets purchased from distressed customers to also disclose the following:

•	Quantify the carrying amount and valuation adjustment due to impairment losses as of December 31, 2010 to promote comparability; and

•	Provide a roll-forward of your inventories from distressed customers for the periods presented, similar to your roll-forward of foreclosed assets in Note 16.

Response:

We acknowledge the Staff’s comment and we supplementally advise the Staff that we will include disclosure similar to that included below (the stricken language will be deleted from and the underlined language will be added to our disclosure), updated as appropriate, in future 20-F filings. We further advise the Staff that the revisions made to the carrying amount of real estate assets purchased from distressed customers as of December 31, 2011 and the related valuation adjustment due to impairment losses, in the first paragraph of the proposed disclosure below, are due to rounding.

“The heading “Inventories” includes the net carrying amount of the purchases of land and property that the Group’s real estate companies hold for sale or for their business. The amounts reflected under this heading include real estate assets purchased by those companies from distressed customers (mainly in Spain). As of December 31, 2011, the carrying amount of these properties amounted to approximately €~~3.2~~ 3.3 billion net of an accumulated valuation adjustment due to impairment losses ~~amounted to~~ of €~~1.8~~ 1.7 billion. As of December 31, 2010, the carrying amount of these properties amounted to approximately €2.2 billion, net of an accumulated valuation adjustment due to impairment losses of €1.0 billion.

The following tables provide additional information on the changes in our inventories of real estate assets purchased from distressed customers for the periods indicated:

	Millions of Euros
2011	Gross value	Accumulated impairment losses	Carrying amount
Balance at the beginning	3,224	1,040	2,184
Acquisitions	1,985	753	1,232
Disposals	(213)	(60)	(153)
Others	52	(2)	54
Balance at the end	5,047	1,731	3,317

	Millions of Euros
2010	Gross value	Accumulated impairment losses	Carrying amount
Balance at the beginning	2,010	610	1,400
Acquisitions	1,391	430	961
Disposals	(266)	(24)	(242)
Others	89	23	66
Balance at the end	3,224	1,040	2,184

Appendix X, page A-31

a) Policies and strategies established by the Group …, page A -31

Risk monitoring policies, page A-31

17.
You disclose various loss mitigation activities that you utilize when managing credit risk, including deadline extensions, re-pricing of loans, and refinancing. Please revise your disclosure to quantify separately the amount of loans for which you have extended loan terms, changed the interest rate of a loan, or otherwise refinanced a loan during the periods presented. Also, clarify how these loans are considered when determining the appropriate amount of the allowance for loan losses. In this regard, address the following:

•
Clarify whether you identify and report these loans as impaired loans in your disclosure on page F-72. If so, discuss whether you monitor these loans on an ongoing basis to determine whether they are still impaired and the criteria used when making that determination.

•
Discuss whether you have modified loans that are not considered renegotiated or impaired based on the criteria in paragraph 59(c) in IAS 39. If so, revise future filings to discuss how you concluded that these loans should not be classified as renegotiated or impaired and disclose the balance of these loans for each period presented.

•
Discuss whether you grant multiple short-term modifications for the same loan and if so, discuss the types of short term modifications granted. Discuss whether you consider these loans to be impaired and how you consider multiple short term modifications in your determination of the appropriate amount of allowance for loan losses.

•	For those loans that are measured for impairment collectively, discuss whether these loans are segregated into separate loan pools, and if so, how.

Response:

We supplementally advise the Staff that, in accordance with the EU ‘Memorandum of Understanding on Financial-Sector Policy Conditionality’ of July 20, 2012, which details the policy conditions as embedded in the EU Council decision of July 20, 2012 on specific measures to reinforce financial stability in Spain, the Bank of Spain has released for public consultation a regulatory proposal aimed at enhancing and harmonizing disclosure requirements for all credit institutions in Spain, including us, on key areas of their portfolios such as restructured and refinanced loans and sectorial concentration. Such new proposed regulation is expected to become effective in the last quarter of 2012. Since we will be required to comply with these new disclosure requirements and such requirements will likely have an impact on the disclosure requested by the Staff in its comment, we respectfully advise the Staff that, while we do not include our new proposed disclosure in this letter, we will revise our disclosure in future 20-F filings in accordance with both the SEC’s comments and the soon-to-be enacted Bank of Spain’s regulation.

b) Quantitative information on activities in the real-estate market in Spain, page A-32

18.
We note your disclosure on page A-33 that states that you apply a regulatory corrective factor ranging from 30% to 50%, based on the type of asset, to updated appraisal values. Please tell us how these adjustments are considered when determining the appropriate amount of impairment provision to record in your financial statements and clarify how applying adjustments to updated appraisals based on regulatory guidance complies with paragraphs 26 or 27 of IAS 36 as applicable.

Response:

We supplementally advise the Staff that all financial entities in Spain, including BBVA, are required to prepare their disclosure on ‘Risks related to the developer and real-estate sector in Spain’ following the formats prescribed by the Bank of Spain’s Circular 4/2004 (Rule 61). These formats require us to present the figures of the drawn over the guarantee value by applying a regulatory corrective factor ranging from 30% to 50%, based on the type of asset, to updated appraisal values.

In light of the Staff’s comment, we will clarify our disclosure as indicated below (the stricken language will be deleted from and the underlined language will be added to our disclosure), updated as appropriate, in future 20-F filings:

“After applying said corrective factors, the excess value above the guarantee value, which would represent ~~represents~~ the amount to be provisioned according to the Bank of Spain’s Circular 4/2004, amounted to €1,725 million and €991 million for nonperforming assets and substandard assets, respectively, as of December 31, 2011 (€1,355 million and €1,185 million as of December 31, 2010).

~~In addition,~~ Nevertheless, as of December 31, 2011 and 2010, specific recognized provisions for loans to construction and real estate development in Spain~~are available, amounting~~ amounted to €1,441 and €1,224 million, respectively.”

Additionally, we supplementally advise the Staff that we determine the appropriate amount of impairment provisions to be recorded in our financial statements in accordance with the criteria set forth in Note 2.2.1 to our consolidated financial statements with respect to financial instruments (in particular, we follow IAS 39), and Notes 2.2.4 and 2.2.6 to our consolidated financial statements with respect to foreclosed assets (classified as “Non-current assets held for sale”) and real estate assets purchased from borrowers in distress (classified as “Inventories”), respectively.

19.
On page A-35, you disclose that coverage ratios ranging from 27% to 34% as of December 31, 2011 which represent the provisions recorded as a percent of gross book value of total real-estate assets in Spain. We note on page F-126 that you appear to have a coverage ratio of 36% for your real estate assets purchased from distressed customers mainly in Spain. Furthermore, we note that on page F-110, you appear to have a coverage ratio of 9% for foreclosed assets as of December 31, 2011. Please tell us how these coverage ratios relate to one another. Also, explain why there are such large apparent discrepancies between the net valuations for these properties in Spain based on whether the asset is classified as foreclosed or as inventory.

Response:

We supplementally advise the Staff that the coverage ratios set forth on page A-35 were calculated in accordance with the Bank of Spain’s Circular 4/2004 and relate exclusively to real-estate market activities in Spain. In particular, the ratios referred to in the Staff’s comment relate, respectively, to real estate assets from mortgage financing for households for the purchase of a home in Spain (27%) and real estate assets from loans to the construction and real estate development sector in Spain (34%). By contrast, the coverage ratio set forth on page F-126 (36%) relates to real estate assets purchased from distressed customers globally (purchases were made mainly, but not only, in Spain).

With respect to the information provided on page F-110 of our 2011 Form 20-F, we further supplementally advise the Staff that, as mentioned in Note 2.2.1 to the consolidated financial statements, we become contractually entitled to the property of a foreclosed asset at the end of the foreclosure process and recognize the collateral at its fair value at such moment in time. After the initial recognition of these non-current assets classified as held for sale, they are measured at the lower of their carrying amount and their fair value less their estimated cost of sale. Therefore, on page F-110, we disclose the cost value of the foreclosed assets as of the end of the foreclosure process and their subsequent impairment under the heading “Non-current assets held for sale”. By contrast, on page A-35, pursuant to Circular 4/2004, ‘gross value’ equals the amount of the impaired loan until it became into a foreclosed assets and the ‘impairment losses’ includes the impairment losses accounted for the impaired loan until it became into a foreclosed assets plus the impairment losses occurred from the date of recorded as a foreclosure asset to reporting date. In addition, the figures on page A-35 relate only to our domestic portfolio whereas the figures on page F-110 relate to our domestic and foreign portfolios. Consequently, the amounts set forth on page F-110 are not comparable with those set forth on page A-35.

We respectfully advise the Staff that we believe there are no large discrepancies between the net valuations for these properties in Spain based on whether the asset is classified as foreclosed or as inventory for the reasons set forth above. However, we acknowledge the Staff’s comment and, if there are any large discrepancies in the future, we will provide explanatory notes on pages A-35 and F-110 in future 20-F filings.